UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

                                 Loral Space & Communications Inc.
(Name of Issuer)

    Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

                      543881106
(CUSIP Number)

Doron Lipshitz, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
                                 (212) 806-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

      February 27, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

CUSIP No.: 543881106	Page 2 of 29 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,180,203 0 2,180,203 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,180,203

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 543881106	Page 3 of 29 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,450,940 0 2,450,940 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,450,940

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 543881106	Page 4 of 29 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,119,585 0 2,119,585 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,119,585

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 543881106	Page 5 of 29 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	2,629,590 0 2,629,590 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,629,590

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 543881106	Page 6 of 29 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL PARTNERS II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	1,523,592 0 1,523,592 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,523,592

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 543881106	Page 7 of 29 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL PARTNERS IIA LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	3,838,397 0 3,838,397 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,838,397

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 543881106	Page 8 of 29 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL ADVISORS II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	5,361,989 0 5,361,989 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,361,989

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 543881106	Page 9 of 29 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL PARTNERS III LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	6,688,230 0 6,688,230 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,688,230

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No.: 543881106	Page 10 of 29 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR INSTITUTIONAL ADVISORS III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	6,688,230 0 6,688,230 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,688,230

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 543881106	Page 11 of 29 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	17,130,749 0 17,130,749 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,130,749

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.: 543881106	Page 12 of 29 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	17,130,749 0 17,130,749 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,130,749

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN; HC

           This Statement on Schedule 13D (this "Statement") further amends and supplements, as Amendment No. 3, the Schedule 13D filed on November 30, 2005 (the "Original 13D"), which was amended on October 19, 2006 by Amendment No. 1 to the Original 13D ("Amendment No. 1") and on October 30, 2006 by Amendment No. 2 to the Original 13D ("Amendment No. 2" and, together with the Original 13D and Amendment No. 1, the "Schedule 13D"), and relates to the common stock, par value $0.01 per share (the "Common Stock"), of Loral Space & Communications Inc. (the "Issuer").

          This Statement is being filed by the Reporting Persons to report the consummation of the transactions contemplated by that certain Securities Purchase Agreement, by and between the Issuer and MHR Fund Management LLC ("Fund Management"), dated October 17, 2006, as amended and restated on February 27, 2007 (as so amended and restated, the "Purchase Agreement") and to add certain additional Reporting Persons.

Item 1.   Security and Interest

          This Statement relates to shares of Common Stock. The address of the principal executive office of the Issuer is 600 Third Avenue, New York, New York 10016.

Item 2.   Identity and Background

          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

(i)	MHR Capital Partners Master Account LP ("Master Account");

(ii)	MHR Advisors LLC ("Advisors");

(iii)	MHR Institutional Partners LP ("Institutional Partners");

(iv)	MHR Institutional Advisors LLC ("Institutional Advisors");

(v)	MHR Institutional Partners II LP ("Institutional Partners II");

(vi)	MHR Institutional Partners IIA LP ("Institutional Partners lIIA");

(vii)	MHR Institutional Advisors II LLC ("Institutional Advisors II");

(viii)	MHR Institutional Partners III LP ("Institutional Partners III");

(ix)	MHR Institutional Advisors III LLC ("Institutional Advisors III");

(x)	Fund Management; and

(xi)	Mark H. Rachesky, M.D. ("Dr. Rachesky").

          This Statement relates to securities held for the accounts of each of Master Account, a limited partnership organized in Anguilla, British West Indies, MHR Capital Partners (100) LP ("Capital Partners (100)"), Institutional Partners, MHRA LP ("MHRA"), MHRM LP ("MHRM"), Institutional Partners II, Institutional Partners IIA and Institutional Partners III, each (other than Master Account) a Delaware limited partnership. Advisors is the general partner of each of Master Account and Capital Partners (100), and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100). Institutional Advisors is the general partner of each of Institutional Partners, MHRA and MHRM, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Institutional Partners, MHRA and MHRM. Institutional Advisors II is the general partner of each of Institutional Partners II and Institutional Partners IIA, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is the general partner of Institutional Partners III, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of Institutional Partners III. Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III, and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of each of Master Account, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III. Dr. Rachesky is the managing member of Advisors, Institutional Advisors, Institutional Advisors II, Institutional Advisors III and Fund Management, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the accounts of each of Master Account, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

           The Reporting Persons:

          The principal business of each of Master Account, Institutional Partners, Institutional Partners II, Institutional Partners IIA and Institutional Partners III is investment in securities.

           Advisors is a Delaware limited liability company and the general partner of each of Master Account and Capital Partners (100). The principal business of Advisors is to provide management and advisory services to each of Master Account and Capital Partners (100). Institutional Advisors is a Delaware limited liability company and the general partner of each of Institutional Partners, MHRA and MHRM. The principal business of Institutional Advisors is to provide management and advisory services to each of Institutional Partners, MHRA and MHRM. Institutional Advisors II is a Delaware limited liability company and the general partner of each of Institutional Partners II and Institutional Partners IIA. The principal business of Institutional Advisors II is to provide management and advisory services to each of Institutional Partners II and Institutional Partners IIA. Institutional Advisors III is a Delaware limited liability company and the general partner of Institutional Partners III. The principal business of Institutional Advisors III is to provide management and advisory services to Institutional Partners III. Current information concerning the identity and background of the directors and officers of Advisors, Institutional Advisors, Institutional Advisors II and Institutional Advisors III is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

          The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III. Current information concerning the identity and background of the directors and officers of Fund Management is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

          Dr. Rachesky is the managing member of Advisors, Institutional Advisors, Institutional Advisors II and Institutional Advisors III. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.

          Each Reporting Person's principal business address is 40 West 57th Street, 24th Floor, New York, N.Y. 10019.

           During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding of a judicial or administrative body as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for the purchase reported in this Statement was the working capital of Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

Item 4.   Purpose of Transaction

          All of the shares of Common Stock and the securities convertile into Common Stock reported on the Schedule 13D and this Statement as having been acquired for the accounts of the Reporting Persons on the Schedule 13D and this Statement were acquired for investment purposes.

           The following summary of the Purchase Agreement, the Series A-1 Preferred Stock (as defined below), the Series B-1 Preferred Stock (as defined below) and the Amended Registration Rights Agreement (as defined below) is not a complete description and is qualified in its entirety by reference to the full text of the Purchase Agreement, the Series A Certificate of Designation, the Series B Certificate of Designation and the Amended Registration Rights Agreement, each of which are incorporated by reference to Exhibits 2-5 hereof.

           On February 27, 2007, certain of the Reporting Persons completed their purchase of $300,000,098 of convertible perpetual preferred stock of the Issuer.

Purchase Agreement

           Pursuant to the Purchase Agreement, which was originally executed on October 17, 2006, and which was amended and restated on February 27, 2007, Fund Management and/or its affiliates (“MHR”) agreed to purchase $41 million and $259 million of Series A-1 Cumulative 7.50% Convertible Preferred Stock (the “Series A-1 Preferred Stock”) and Series B-1 Cumulative 7.50% Convertible Preferred Stock (the “Series B-1 Preferred Stock” and, together with the Series A-1 Preferred Stock, the “Preferred Stock”), respectively. Each share of Series A-1 Preferred Stock is convertible, at the option of the holder, into ten shares of Common Stock at an initial conversion price of $30.1504 per share. Prior to the Majority Ownership Date (as defined below), each share of Series B-1 Preferred Stock is convertible, at the option of the holder, into ten shares of Class B-1 Non-Voting Stock, par value $0.01, of the Issuer (the “Class B-1 Non-Voting Stock”), at an initial conversion price of $30.1504 per share, which is not currently authorized but will be proposed as a charter amendment to the Issuer’s stockholders at the Issuer’s next annual meeting of stockholders that, as announced by the Issuer, is expected to occur in May 2007. After the Majority Ownership Date, each share of Series B-1 Preferred Stock is convertible, at the option of the holder, into ten shares of Common Stock at an initial conversion price of $30.1504 per share.

           The terms of both series of Preferred Stock are designed so that, prior to the Majority Ownership Date, any shares of Common Stock issuable in the aggregate to MHR upon conversion of the Preferred Stock, when taken together with MHR’s current holdings of shares of Common Stock, will not represent more than 39.999% of the aggregate voting power of the securities of the Issuer (the “Voting Limitation”). The “Majority Ownership Date” means the earlier of the date that (i) MHR’s beneficial ownership of shares of Common Stock, not including any of the shares of Common Stock issuable upon the conversion of the Preferred Stock, represents more than 50% of the shares of Common Stock of the Issuer, or (ii) a third party has acquired a majority of the shares of Common Stock on a fully diluted basis other than pursuant to certain prohibited transfers of the Series A-1 Preferred Stock from MHR. After the Majority Ownership Date, this restriction will no longer apply, and all shares of Preferred Stock will be convertible into shares of Common Stock.

           The Purchase Agreement required the Issuer and Fund Management to use their reasonable best efforts to resolve any regulatory objections to the transaction with the goal of enabling the transactions contemplated thereby to be consummated as promptly as practicable. In connection with such obligations, Fund Management and Issuer agreed to place further limitations upon the voting rights of the securities issuable in the event of a change of control in which a stock “make-whole” payment is triggered. Holders (all of whom are initially certain of the Reporting Persons) who elect to convert their shares of Preferred Stock to Common Stock or Class B-1 Non-Voting Stock in the event of a change of control that would entitle them to a “make-whole” payment will now receive under all circumstances Class B-2 Non-Voting Stock, par value $0.01 per share (the “Class B-2 Non-Voting Stock”) or a security that is convertible into Class B-2 Non-Voting Stock as a “make-whole” payment. The Class B-2 Non-Voting Stock (or securities that are convertible into Class B-2 Non-Voting Stock) that are received in respect of the “make-whole” payment will not be exchangeable into Common Stock absent a shareholder vote specifically approving such exchange.

           Holders of the Preferred Stock will be entitled to PIK (payment in kind) dividends through April 2011. Thereafter, if the Issuer satisfies certain financial requirements, dividends will be payable in cash or in kind at the Issuer’s option. The Issuer will be able to cause the Preferred Stock to be converted into shares of Common Stock or Class B-1 Non-Voting Stock after 5.5 years from issuance if the Common Stock is trading above certain volume thresholds and above 125 percent of the conversion price of the Preferred Stock at that time for twenty trading days in a 30 trading day period.

           Pursuant to the terms of the Purchase Agreement, MHR has the right to nominate one new member to the board of directors of the Issuer (the “Board”). Following the election of this nominee, MHR’s employees, officers or other representatives will hold four of the nine seats on the Board. If the Issuer fails to make three dividend payments when required under the terms of the Preferred Stock, the holders of the Preferred Stock will have the right to elect two additional directors, but such additional directors must not be officers or employees of MHR if their appointment would result in MHR employees, officers or other representatives constituting a majority of the Board. If the additional directors would cause a majority of the Board to be appointed by the holders of the Preferred Stock, then these additional directors will be appointed when they are reasonably acceptable to the Issuer.

Registration Rights Agreement

           In connection with, and upon closing of the transactions contemplated by the Purchase Agreement, the Issuer and Loral Skynet entered into an Amended and Restated Registration Rights Agreement with MHR (the “Amended Registration Rights Agreement”). The Amended Registration Rights Agreement provides that the shares of Series A-1 Preferred Stock and Series B-1 Preferred Stock acquired by MHR in the transaction, as well as the shares of Common Stock and Class B-1 Non-Voting Stock into which such shares are convertible, as the case may be, will be registrable securities and entitled to registration rights under the Amended Registration Rights Agreement. The Amended Registration Rights Agreement also provides that the shares of Class B-2 Non-Voting Stock, or the securities that are convertible into Class B-2 Non-Voting Stock, as the case may be, when issued as a “make-whole” payment, will be registrable securities and entitled to registration rights under the Amended Registration Rights Agreement.

           Except as otherwise set forth in this Statement, none of the Reporting Persons currently has additional plans or proposals which relate to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D. However, from time to time the Reporting Persons may evaluate the possibility of disposing of or acquiring shares of Common Stock, or entering into various corporate transactions involving the Issuer. The Reporting Persons reserve the right to formulate plans or proposals regarding the Issuer or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule 13D, to the extent deemed advisable by the Reporting Persons.

          From time to time each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and retain dividends during the term of the loan. From time to time, to the extent permitted by applicable law, each of the Reporting Persons may borrow securities, including the shares of Common Stock, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short sale positions in such securities.

Item 5.   Interest in Securities of the Issuer

          The percentages set forth in this statement are calculated based on information contained in the Issuer's Form 10-Q for the quarterly period ended September 30, 2006, which disclosed that there were 20,000,000 shares of Common Stock outstanding as of October 31, 2006. In all circumstances, the conversion or exchange of the convertible securities described herein and reported as being beneficially owned by certain of the Reporting Persons into shares of Common Stock will be subject to the Voting Limitation as further described in the second paragraph of the subsection titled “Purchase Agreement” in Item 4 hereto. All references in this Item 5(a) to “*” shall be references to such Voting Limitation.

           (a)   (i)     Master Account may be deemed the beneficial owner of 2,180,203 shares of Common Stock held for its own account (approximately 10.3%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 1,040,153 shares of Common Stock, (B) 156,430 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series A-1 Preferred Stock and (C) 983,620 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series B-1 Preferred Stock.

                (ii)      Capital Partners (100) may be deemed the beneficial owner of 270,737 shares of Common Stock held for its own account (approximately 1.3%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 138,927 shares of Common Stock, (B) 18,090 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series A-1 Preferred Stock and (C) 113,720 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series B-1 Preferred Stock.

                (iii)      Advisors may be deemed the beneficial owner of 2,450,940 shares of Common Stock (approximately 11.5%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 1,040,153 shares of Common Stock held for the account of Master Account, (B) 156,430 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series A-1 Preferred Stock, (C) 983,620 shares of Common Stock that may be obtained by Master Account upon conversion of shares of Series B-1 Preferred Stock, (D) 138,927 shares of Common Stock held for the account of Capital Partners (100), (E) 18,090 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series A-1 Preferred Stock and (F) 113,720 shares of Common Stock that may be obtained by Capital Partners (100) upon conversion of shares of Series B-1 Preferred Stock.

                 (iv)      Institutional Partners may be deemed the beneficial owner of 2,119,585 shares of Common Stock held for its own account (approximately 10.6% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                (v)      MHRA may be deemed the beneficial owner of 205,073 shares of Common Stock held for its own account (approximately 1.0% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                (vi)      MHRM may be deemed the beneficial owner of 304,932 shares of Common Stock held for its own account (approximately 1.5% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

                (vii)      Institutional Advisors may be deemed the beneficial owner of 2,629,590 shares of Common Stock (approximately 13.1% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,119,585 shares of Common Stock held for the account of Institutional Partners, (B) 205,073 shares of Common Stock held for the account of MHRA and (C) 304,932 shares of Common Stock held for the account of MHRM.

                (viii)      Institutional Partners II may be deemed the beneficial owner of 1,523,592 shares of Common Stock held for its own account (approximately 7.4%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 958,132 shares of Common Stock, (B) 77,590 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series A-1 Preferred Stock and (C) 487,870 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series B-1 Preferred Stock.

                (ix)      Institutional Partners IIA may be deemed the beneficial owner of 3,838,397 shares of Common Stock held for its own account (approximately 17.9%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,413,827 shares of Common Stock, (B) 195,470 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series A-1 Preferred Stock and (C) 1,229,100 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series B-1 Preferred Stock.

                (x)      Institutional Advisors II may be deemed the beneficial owner of 5,361,989 shares of Common Stock (approximately 24.4%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 958,132 shares of Common Stock held for the account of Institutional Partners II, (B) 77,590 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series A-1 Preferred Stock, (C) 487,870 shares of Common Stock that may be obtained by Institutional Partners II upon conversion of shares of Series B-1 Preferred Stock, (D) 2,413,827 shares of Common Stock held for the account of Institutional Partners IIA, (E) 195,470 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series A-1 Preferred Stock and (F) 1,229,100 shares of Common Stock that may be obtained by Institutional Partners IIA upon conversion of shares of Series B-1 Preferred Stock.

                (xi)      Institutional Partners III may be deemed the beneficial owner of 6,688,230 shares of Common Stock held for its own account (approximately 25.1%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 917,680 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series A-1 Preferred Stock and (B) 5,770,550 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series B-1 Preferred Stock.

                (xii)      Institutional Advisors III may be deemed the beneficial owner of 6,688,230 shares of Common Stock (approximately 25.1%* of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 917,680 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series A-1 Preferred Stock and (B) 5,770,550 shares of Common Stock that may be obtained by Institutional Partners III upon conversion of shares of Series B-1 Preferred Stock.

                (xiii)      Fund Management may be deemed the beneficial owner of 17,130,749 shares of Common Stock (approximately 57.2%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management's investment management agreement with Master Account, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III.

                (xiv)      Dr. Rachesky may be deemed the beneficial owner of 17,130,749 shares of Common Stock (approximately 57.2%* of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky's position as the managing member of each of Fund Management, Advisors, Institutional Advisors, Institutional Advisors II and Institutional Advisors III.

           (b)   (i)     Master Account may be deemed to have (x) the sole power to direct the disposition of 2,180,203 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 2,180,203 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.

                (ii)      Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 270,737 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 270,737 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.

                (iii)      Advisors may be deemed to have (x) the sole power to direct the disposition of 2,450,940 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 2,450,940 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

                (iv)      Institutional Partners may be deemed to have (x) the sole power to direct the disposition of 2,119,585 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above, and (y) the sole power to direct the voting of 2,119,585 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above.

                (v)      MHRA may be deemed to have (x) the sole power to direct the disposition of 205,073 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above, and (y) the sole power to direct the voting of 205,073 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above.

                (vi)      MHRM may be deemed to have (x) the sole power to direct the disposition of 304,932 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above, and (y) the sole power to direct the voting of 304,932 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above.

                (vii)      Institutional Advisors may be deemed to have (x) the sole power to direct the disposition of 2,629,590 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above, and (y) the sole power to direct the voting of 2,629,590 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above.

                (viii)      Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 1,523,592 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 1,523,592 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above.

                (ix)      Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 3,838,397 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 3,838,397 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above.

                (x)      Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 5,361,989 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 5,361,989 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above.

                (xi)      Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 6,688,230 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 6,688,230 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.

                (xii)      Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 6,688,230 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 6,688,230 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.

                (xiii)      Fund Management may be deemed to have (x) the sole power to direct the disposition of the 17,130,749 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, (y) the sole power to direct the voting of 17,130,749 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.

                (xiv)      Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 17,130,749 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 17,130,749 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.

           (c)      Except as otherwise disclosed herein, there have been no transactions with respect to the shares of Common Stock in the last 60 days by any of the Reporting Persons.

           (d)   (i)     The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.

                (ii)      The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).

                (iii)      The partners of Institutional Partners, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners in accordance with their partnership interests in Institutional Partners.

                (iv)      The partners of MHRA, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRA in accordance with their partnership interests in MHRA.

                (v)      The partners of MHRM, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRM in accordance with their partnership interests in MHRM.

                (vi)      The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.

                (vii)      The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

                (viii)      The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.

           (e)      Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          The information set forth in Item 2 above is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement, dated as of February 28, 2007, by and among Master Account, Advisors, Institutional Partners, Institutional Advisors, Institutional Partners II, Institutional Partners IIA, Institutional Advisors II, Institutional Partners III, Institutional Advisors III, Fund Management and Dr. Rachesky.

2	Certificate of Designation of Series A-1 Cumulative 7.5% Convertible Preferred Stock and Series A-2 Convertible Preferred Stock of Loral Space & Communications Inc. (incorporated by reference to Exhibit 3.1 to Issuer's Current Report on Form 8-K filed on February 28, 2007).

3	Certificate of Designation of Series B-1 Cumulative 7.50% Convertible Preferred Stock and Series B-2 Convertible Preferred Stock of Loral Space & Communications Inc. (incorporated by reference to Exhibit 3.2 to Issuer's Current Report on Form 8-K filed on February 28, 2007).

4	Securities Purchase Agreement, dated October 17, 2006, as amended and restated on February 27, 2007, by and between Loral Space & Communications Inc. and MHR Fund Management LLC (incorporated by reference to Exhibit 10.1 to Issuer's Current Report on Form 8-K filed on February 28, 2007).

5	Amended and Restated Registration Rights Agreement, dated February 27, 2007, by and among Loral Space & Communications Inc., Loral Skynet Corporation, the persons affiliated with MHR Fund Management LLC listed on the signature pages thereof and MHR Fund Management LLC (incorporated by reference to Exhibit 10.2 to Issuer's Current Report on Form 8-K filed on February 28, 2007).

SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 28, 2007	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

By: MHR Advisors LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS LP

By: MHR Institutional Advisors LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS II LP

By: MHR Institutional Advisors II LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS IIA LP

By: MHR Institutional Advisors II LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL PARTNERS III LP

By: MHR Institutional Advisors III LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR INSTITUTIONAL ADVISORS III LP

By: MHR Institutional Advisors III LLC,
       its General Partner

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein
Name: Hal Goldstein
Title: Vice President

MARK H. RACHESKY, M.D.

By: /s/ Mark H. Rachesky

Annex A

           Directors and officers of MHR Advisors LLC, MHR Institutional Advisors LLC, MHR Institutional Advisors II LLC, MHR Institutional Advisors III LLC and MHR Fund Management LLC

Name/Citizenship	Principal Occupation	Business Address

Mark H. Rachesky, M.D. (United States)	Managing Member and Principal	40 West 57th Street 24th Floor New York, NY 10019

Hal Goldstein (United States)	Vice President and Principal	40 West 57th Street 24th Floor New York, NY 10019

Exhibit Index

Exhibit No.	Description

1	Joint Filing Agreement, dated as of February 28, 2007, by and among Master Account, Advisors, Institutional Partners, Institutional Advisors, Institutional Partners II, Institutional Partners IIA, Institutional Advisors II, Institutional Partners III, Institutional Advisors III, Fund Management and Dr. Rachesky.
2	Certificate of Designation of Series A-1 Cumulative 7.5% Convertible Preferred Stock and Series A-2 Convertible Preferred Stock of Loral Space & Communications Inc. (incorporated by reference to Exhibit 3.1 to Issuer's Current Report on Form 8-K filed on February 28, 2007).

3	Certificate of Designation of Series B-1 Cumulative 7.50% Convertible Preferred Stock and Series B-2 Convertible Preferred Stock of Loral Space & Communications Inc. (incorporated by reference to Exhibit 3.2 to Issuer's Current Report on Form 8-K filed on February 28, 2007).

4	Securities Purchase Agreement, dated October 17, 2006, as amended and restated on February 27, 2007, by and between Loral Space & Communications Inc. and MHR Fund Management LLC (incorporated by reference to Exhibit 10.1 to Issuer's Current Report on Form 8-K filed on February 28, 2007).

5	Amended and Restated Registration Rights Agreement, dated February 27, 2007, by and among Loral Space & Communications Inc., Loral Skynet Corporation, the persons affiliated with MHR Fund Management LLC listed on the signature pages thereof and MHR Fund Management LLC (incorporated by reference to Exhibit 10.2 to Issuer's Current Report on Form 8-K filed on February 28, 2007).